MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2022

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 9, 2022 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three months ended March 31, 2022, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q1 2022” and “Q1 2021” are to the three months ended March 31, 2022 and March 31, 2021, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2021 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), all-in sustaining cost (“AISC”) of gold produced (per ounce), realized gold price (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, Net (Cash) Debt, Working Capital and Available Liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of May 9, 2022, unless otherwise stated.

BUSINESS OVERVIEW

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. March 31, 2022 MD&A | Page 1

HIGHLIGHTS

	2022 - Q1	2021 - Q4	2021 - Q1
Operating Information
Copper (MCSA Operations)
Ore Processed (tonnes)	596,230	646,319	597,594
Grade (% Cu)	1.78	2.01	2.30
Cu Production (tonnes)	9,784	11,918	12,638
Cu Production (lbs)	21,569,971	26,274,572	27,862,608
Cu Sold in Concentrate (tonnes)	10,045	12,393	12,469
Cu Sold in Concentrate (lbs)	22,144,954	27,320,802	27,488,413

C1 Cash Cost of Cu Produced (per lb)(1)	$1.31	$0.96	$0.49

Gold (NX Gold Operations)
Ore Processed (tonnes)	49,990	47,159	37,613
Au Production (oz)	8,796	8,544	9,451

Realized Au price (per oz)(1)(2)	$1,924	$1,784	$1,797
C1 Cash Cost of Au Produced (per oz)(1)	$638	$582	$487
AISC of Au produced (per oz)(1)	$1,092	$910	$643

Financial information ($ in millions, except per share amounts)
Revenues	$108.9	$134.9	$122.5
Gross profit	61.0	84.4	82.8
EBITDA(1)	78.1	80.7	55.2
Adjusted EBITDA(1)	62.4	86.8	86.7
Cash flow from operations	44.0	66.7	62.1
Net income	52.5	60.2	32.1
Net income attributable to owners of the Company	52.1	59.8	31.7
- Per share (Basic)	0.58	0.67	0.36
- Per share (Diluted)	0.57	0.65	0.34
Adjusted net income attributable to owners of the Company(1)	33.0	59.7	56.3
- Per share (Basic)	0.37	0.67	0.64
- Per share (Diluted)	0.36	0.65	0.61

Cash, cash equivalents and short-term investments	465.5	130.1	84.6
Working capital(1)	443.7	86.0	63.5
Net (cash) debt(1)	(54.4)	(70.9)	74.5

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Alternative Performance (Non-IFRS) Measures" for detail.

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Q1 2022 Highlights

Solid Q1 2022 operating and financial performance continues to drive balance sheet strength, supporting key growth projects

•The MCSA Mining Complex processed 596,230 tonnes of ore grading 1.78% copper, producing 9,784 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.2%.
•While elevated copper grades and lower tonnes mined and processed were expected during the first quarter, production volumes were adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. Copper production during the first quarter is expected to be the lowest of the year with higher copper production anticipated over the remaining quarters.
•The NX Gold Mine processed 49,990 tonnes grading 5.93 grams per tonne during the first quarter, producing 8,796 ounces of gold after metallurgical recoveries of 92.3% and 6,042 ounces of silver produced as by-product.
•C1 cash costs during the quarter were $1.31 per pound of copper produced at the MCSA Mining Complex (see Non-IFRS Measures).
•At the NX Gold Mine, C1 cash costs and AISC during the quarter were $638 and $1,092, respectively, per ounce of gold produced (see Non-IFRS Measures).
•Strong cash flows from operations of $44.0 million during the quarter offset capital expenditures related to advancing the Company's key growth projects. Combined with net proceeds of approximately $392.0 million from the Company's issuance of $400 million of senior unsecured notes due 2030, less the repayment of approximately $50 million in outstanding borrowings under the Company's senior secured revolving credit facility, available liquidity at the end of the period was a record $540.5 million, including cash and cash equivalents of $365.5 million, short-term investments of $100.0 million, and $75.0 million of undrawn availability under the Company's senior revolving credit facility.

Reaffirming full-year production, operating cost and capital expenditure guidance for 2022

•The Company is guiding to the high-end of its reaffirmed 2022 copper production guidance range of 43,000 to 46,000 tonnes. Increased copper production is expected to result from higher mining rates at the Pilar Mine relative to the first quarter as well as improved grades due to planned stope sequencing and mining of an initial stope within the "Project Honeypot" zone (as described below). Higher mined and processed volumes from the Surubim Mine are also expected to contribute to higher copper production volumes through the balance of the year.
•Full-year gold production of 39,000 to 42,000 ounces is being reaffirmed with higher gold production expected through the balance of the year due to planned mine scheduling.
•Unit operating costs during the first quarter were affected by inflation in the cost of key consumables and impacted by the strengthening of the BRL versus the US dollar. While unit costs are expected to benefit through the remainder of the year from higher copper and gold production, based upon the influence of first quarter operating costs, the Company is currently guiding to the higher end of its operating cost guidance ranges for the year.

Progress on key organic growth projects driving the Company closer to transformational growth

•At the MCSA Mining Complex, construction of the new external shaft in support of the "Pilar 3.0" initiative continued to progress during the quarter while efforts on ancillary related projects delivered important milestones. The Pilar 3.0 initiative is a key growth project aimed at creating a two-mine system within the Pilar Mine through the completion of a new, larger external shaft. Together, the existing and new shaft currently under construction are expected to increase total hoisting capacity of

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the Pilar Mine to approximately 5.7 million tonnes per annum, an increase of over 60% compared to current hoisting capacity of 3.5 million tonnes per annum, offering flexibility for future mine expansions.
◦Construction of the new external shaft continues to progress on schedule and on budget with excavation for the head-frame and two winder foundations completed during the first quarter.
◦Expansion of the Caraíba Mill to 4.2 million tonnes per annum is underway with a third ball mill ordered during the period for which commissioning is expected in Q2 2023.
◦Significant progress has been made in defining opportunities in the upper levels of the Pilar Mine that have the potential to add near-term value through an initiative known as "Project Honeypot". This engineering initiative is focused on recovering high-grade stopes, ribs and sill pillars left behind by previous operators during the late 1990s due to the under-capitalized nature of operations at the time. The first Project Honeypot stope (RC03) is approximately 130,000 tonnes grading approximately 4.00% copper and is expected to commence mining in Q2 2022.
◦The second and final phase of the Cooling Project was completed subsequent to quarter-end at the Pilar Mine with hand-over to operations occurring at the end of April 2022. The Cooling Project is expected to support expansions at depth and has the potential to drive meaningful operating efficiencies.
•The Company's Board of Directors approved the construction of the Boa Esperança Project in February 2022. Important advances on key workstreams during the first quarter included:
◦Execution of the critical-path power transmission line contract;
◦Mobilization of the first earth works package, including new access road construction and road upgrades;
◦Completion of Gap Zone and condemnation drilling; and
◦Market tendering for key contracts completed subsequent to quarter-end. Contractor and supplier selections remain ongoing.

The Company's 2022 exploration objectives were meaningfully advanced during the first quarter

•Drilling at the MCSA Mining Complex during the first quarter focused on three areas including (i) resource conversion within the upper levels of the Pilar Mine, (ii) testing structural controls within the Vermelhos Mine, and (iii) testing regional targets across the Curaçá Valley.
◦Within the upper levels of the Pilar Mine, drilling of the P1P2 zone continues to confirm an important accumulation of mineralization within a structural trap suggesting continuity of high-grade mineralized zones. Results from P1P2, as well as ongoing drilling in support of Project Honeypot, are demonstrating high potential within the upper levels of the Pilar Mine.
◦Drilling at the Vermelhos Mine continues to focus on testing structural controls targeting high-grade copper mineralization beneath the existing mine workings.
◦Regional drilling is currently focused on testing and defining new mineralized systems throughout the Curaçá Valley.
•Drilling of the Boa Esperança Gap Zone concluded during the period and demonstrated continuity of mineralization within the Gap Zone. With condemnation and geotechnical drilling also completed during the first quarter, exploration throughout the remainder of the year at Boa Esperança is expected to focus on near-surface extensions of mineralization beyond the pit limits and testing potential for high-grade underground extensions of mineralization.
•At the NX Gold Mine, exploration during the first quarter was focused on testing extensions of the Matinha and Santo Antônio veins at depth as well as drilling high-priority regional targets.

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REVIEW OF OPERATIONS

Mineração Caraíba S.A. (Vale do Curaçá):

Copper (MCSA Operations)	2022 - Q1	2021 - Q4	2021 - Q1
Ore processed (tonnes)	596,230	646,319	597,594
Grade (% Cu)	1.78	2.01	2.30
Recovery (%)	92.2	92.7	92.0

Cu Production (tonnes)	9,784	11,918	12,638
Cu Production (lbs)	21,569,971	26,274,572	27,862,608

Concentrate grade (% Cu)	33.1	33.2	34.6
Concentrate sales (tonnes)	29,206	35,996	36,353
Cu Sold in concentrate (tonnes)	10,045	12,393	12,469
Cu Sold in concentrate (lbs)	22,144,954	27,320,802	27,488,413

C1 cash cost of copper produced (per lb)	$1.31	$0.96	$0.49

The Company’s MCSA Mining Complex delivered solid operating performance in Q1 2022, producing 9,784 tonnes of copper. Grades processed during the period of 1.78% were above full-year copper grade guidance of 1.60% due to planned mine sequencing. Although tonnes mined and processed were expected to be lower during the first quarter, production volumes were adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus.

Mined ore production in Q1 2022 included:
•Pilar: 303,622 tonnes grading 1.65% copper (vs. 293,627 tonnes grading 1.97% copper in Q4 2021)
•Vermelhos: 209,062 tonnes grading 2.05% copper (vs. 226,054 tonnes grading 2.94% copper in Q4 2021)
•Surubim: 104,657 tonnes grading 0.78% copper (vs. 129,885 tonnes grading 0.72% copper in Q4 2021)

Contributions from the three mines resulted in total ore mined during the period of 617,341 tonnes grading 1.64% copper (as compared to 649,566 tonnes grading 2.01% copper in Q4 2021). During Q1 2022, 596,230 tonnes of ore grading 1.78% copper were processed, resulting in production of 9,784 tonnes of copper after average metallurgical recoveries of 92.2%.

Copper production in Q1 2022 is expected to be the lowest of the year with higher copper production volumes expected in the remaining quarters of 2022. Increased copper production is expected to result from higher mining rates at the Pilar Mine relative to the first quarter as well as improved grades due to planned stope sequencing and the initiation of mining a stope within "Project Honeypot". The Project Honeypot initiative is focused on defining opportunities in the upper levels of the Pilar Mine that have the potential to add near-term value through the recovery of high-grade stopes, ribs and sill pillars left behind by previous operators during the late 1990s due to the under-capitalized nature of operations at the time. The first Project Honeypot stope (RC03) is estimated to be approximately 130,000 tonnes grading approximately 4.00% copper and is expected to commence mining in Q2 2022. Higher mined and processed volumes from the Surubim Mine are also expected to contribute to higher copper production volumes through the balance of the year. As a result, the Company is currently guiding to the high-end of its full-year copper production guidance range.

C1 cash costs per pound of copper produced during Q1 2022 averaged $1.31 (see Non-IFRS Measures), above full-year cost guidance of $1.05 to $1.15 per pound of copper produced, primarily due to Q1 2022 having the lowest expected production volumes of the year. A stronger BRL, which strengthened from approximately 5.65 BRL per US dollar at the beginning of the year to approximately 4.75 BRL per US dollar by the end of the first

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quarter, and inflation of key consumables adversely impacted the Company's cost performance during the quarter. While unit costs are expected to benefit through the balance of the year from increased copper production volumes, based upon the influence of first quarter operating costs, the Company is currently guiding to the higher end of its full-year copper C1 cash cost guidance range.

Exploration activities at the MCSA Mining Complex during the quarter focused on three areas including (i) resource conversion within the upper levels of the Pilar Mine, (ii) testing structural controls within the Vermelhos Mine, and (iii) testing regional targets across the Curaçá Valley. As previously noted, drilling of the P1P2 zone, located within the upper levels of the Pilar Mine, continues to confirm an important accumulation of mineralization defined by a structural trap commonly indicative of thick, high-grade mineralized zones. Results from P1P2, as well as ongoing drilling in support of Project Honeypot, are expected to be incorporated into future mine planning efforts related to the Company's Pilar 3.0 initiative.

Drilling at the Vermelhos Mine during the period focused on testing structural controls targeting high-grade copper mineralization beneath the existing mine workings. The structural controls being tested at the Vermelhos Mine are synonymous with the structural controls identified at the Pilar Mine that have led to the discovery of high-grade mineralized zones. Regional drilling continues to focus on testing and defining new mineralized systems throughout the Curaçá Valley.

NX Gold S.A.

Gold (NX Gold Operations)	2022 - Q1	2021 - Q4	2021 - Q1
Ore mined (tonnes)	49,990	47,159	37,774
Ore processed (tonnes)	49,990	47,159	37,613
Head grade (grams per tonne Au)	5.93	6.24	8.26
Recovery (%)(1)	92.3	90.3	94.7

Gold ounces produced (oz)	8,796	8,544	9,451
Silver ounces produced (oz)	6,042	5,859	5,794

Gold sold (oz)	8,013	7,779	10,020
Silver sold (oz)	5,489	5,938	6,171

Realized gold price (per oz)(2)	$1,924	$1,784	$1,797
C1 cash cost of gold produced (per oz)	$638	$582	$487
AISC of gold produced (per oz)	$1,092	$910	$643

(1)     NX Gold metallurgical recoveries during H1 2021 included gold recovered through the Company’s “Zero Loss” campaign, including reprocessed mill and foundry scrap, and therefore may not be representative of metallurgical recoveries from mined ore during the period.
(2)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.

At the NX Gold Mine, production during Q1 2022 totaled 8,796 ounces of gold and 6,042 ounces of silver (as by-product) from total mill feed of 49,990 tonnes grading 5.93 grams per tonne gold after metallurgical recoveries of 92.3% during the period. Higher gold production is expected in the remaining three quarters of the year due to higher anticipated gold grades related to mine sequencing.

C1 cash costs and AISC at the NX Gold Mine during the period were $638 and $1,092, respectively, per ounce of gold produced (see Non-IFRS Measures). Costs during the quarter were impacted by inflation of key consumables and a strengthening of the BRL. While unit costs are expected to benefit from higher anticipated

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gold grades and increases in gold production through the balance of the year, based upon the influence of first quarter operating costs, the Company is currently guiding to the higher end of its full-year gold C1 cash cost and AISC guidance ranges.

The NX Gold Mine's new paste-fill plant, which completed commissioning in Q4 2021, entered operation in January 2022. The paste-fill plant is expected to improve overhand cut and fill mining operations and enhance pillar recovery throughout the mine.

Exploration activities at the NX Gold Mine during the quarter were focused primarily on testing extensions of the Matinha and Santo Antônio veins at depth as well as drilling high-priority regional targets throughout the NX Gold land package.

2022 Guidance

The Company is reaffirming its full-year production, cost and capital expenditure guidance as detailed in the tables below. At the MCSA Mining Complex, the Company is guiding to the high-end of its full-year copper production guidance range. Increased copper production is expected to result from higher mining rates at the Pilar Mine relative to the first quarter as well as improved grades due to planned stope sequencing and mining of an initial stope within the Project Honeypot zone. Higher mined and processed volumes from the Surubim Mine are also expected to contribute to higher copper production volumes through the balance of the year.

Unit operating costs during the first quarter were affected by inflation in the cost of key consumables and impacted by the strengthening of the BRL versus the US dollar. While unit costs are expected to benefit through the remainder of the year from higher copper and gold production, based upon the influence of first quarter operating costs, the Company is currently guiding to the higher end of its operating cost guidance ranges for the year.

2022 Production and Cost Guidance

The Company's cost guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

MCSA Mining Complex
Copper Production (tonnes)	43,000 - 46,000
C1 Cash Cost Guidance (US$/lb)(1)	$1.05 - $1.15

NX Gold Mine
Au Production (ounces)	39,000 - 42,000
C1 Cash Cost Guidance (US$/oz)(1)	$500 - $600
All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$925 - $1,025

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company's SEDAR and EDGAR filings, including the Company's Annual Information Form for the year ended December 31, 2021 (the "AIF") for complete risk factors.
(1)     C1 cash costs of copper produced (per lb), C1 cash costs of gold produced (per ounce), and AISC are non-IFRS measures – Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A for a discussion of non-IFRS measures. Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s AIF and Management of Risks and Uncertainties in this MD&A for complete risk factors.

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2022 Capital Expenditure Guidance

The Company's capital expenditure guidance for 2022 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

MCSA Mining Complex
Growth	$125 - $140
Sustaining	$80 - $90
Exploration	$25 - $30
Total, MCSA Mining Complex	$230 - $260

Boa Esperança Project
Growth	$70 - $80
Sustaining	$0
Exploration	$5 - $6
Total, Boa Esperança Project	$75 - $86

NX Gold Mine
Growth	$0 - $1
Sustaining	$16 - $18
Exploration	$9 - $10
Total, NX Gold Mine	$25 - $29

Company Total
Growth	$195 - $221
Sustaining	$96 - $108
Exploration	$39 - $46
Total, Company	$330 - $375

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REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q1 2022 and Q1 2021. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended March 31,
	Notes	2022	2021

Revenue	1	$108,911	$122,543
Cost of sales	2	(47,912)	(39,734)
Gross profit		60,999	82,809
Expenses
General and administrative	3	(11,213)	(8,501)
Share-based compensation		(1,990)	(2,346)
Income before the undernoted		47,796	71,962
Finance income		713	970
Finance expense	4	(5,496)	(3,770)
Foreign exchange gain (loss)	5	18,709	(28,625)
Other expenses		(630)	(651)
Income before income taxes		61,092	39,886
Income tax expense
Current		(3,059)	(7,090)
Deferred		(5,547)	(739)
	6	(8,606)	(7,829)
Net income for the period		$52,486	$32,057

Other comprehensive gain (loss)
Foreign currency translation gain (loss)	7	85,934	(24,359)
Comprehensive income		$138,420	$7,698

Net income per share attributable to owners of the Company
Basic		$0.58	$0.36
Diluted		$0.57	$0.34
Weighted average number of common shares outstanding
Basic		90,238,008	88,064,312
Diluted		92,050,104	92,902,306

Cash and cash equivalents		$365,465	$84,574
Total assets		$1,165,997	$506,128
Non-current liabilities		$528,127	$193,720

Notes:
1.    Revenues from copper sales in Q1 2022 was $93.7 million (Q1 2021 - $104.8 million), which included the sale of 22.1 million lbs of copper as compared to 27.5 million lbs of copper in Q1 2021. The decrease in revenues was primarily attributed to lower production and sales volume partially offset by higher realized prices.

Revenues from gold sales in Q1 2022 was $15.2 million (Q1 2021 - $17.8 million), which included the sale of 8,013 ounces of gold at a realized price of $1,924 per ounce, compared to 10,020 ounces of gold at a realized price of $1,797 per ounce for Q1 2021. The decrease in revenues was primarily attributable to lower production and sales volume than in the comparative quarter, partially offset by higher realized prices.

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2.    Cost of sales for Q1 2022 from copper sales was $40.5 million (Q1 2021 - $32.8 million) which primarily comprised of $9.5 million (Q1 2021 - $9.8 million) in depreciation and depletion, $9.6 million (Q1 2021 - $7.4 million) in salaries and benefits, $7.0 million (Q1 2021 - $4.8 million) in materials and consumables, $5.0 million (Q1 2021 - $3.8 million) in maintenance costs, $4.8 million (Q1 2021 - $3.8 million) in contracted services, $2.6 million (Q1 2021 - $1.9 million) in utilities and $1.9 million (Q1 2021 - $1.3 million) in sales expenses. The increase in cost of sales in Q1 2022 as compared to Q1 2021 was primarily attributable to overall inflationary pressure on costs and a strengthening of the BRL, in which majority of costs were incurred, against the USD, and increases in salaries and benefits as a result of contracting temporary labour during the height of COVID-19 and seasonal influenza in the early part of the quarter to ensure operating efficiency.

Cost of sales for Q1 2022 from gold sales was $7.4 million (Q1 2021 - $6.9 million) which primarily comprised of $1.9 million (Q1 2021 - $1.7 million) in depreciation and depletion, $1.3 million (Q1 2021 - $1.3 million) in contracted services, $1.9 million (Q1 2021 - $1.6 million) in salaries and benefits, $1.2 million (Q1 2021 - $1.0 million) in materials and consumables, $0.5 million (Q1 2021 - $0.6 million) in utilities, and $0.5 million (Q1 2021 - $0.5 million) in maintenance costs. The increase in cost of sales in Q1 2022 as compared to Q1 2021 is primarily attributable to overall inflationary pressure on costs and a strengthening of the BRL.

3.    General and administrative expenses for Q1 2022 was primarily comprised of $5.1 million (Q1 2021 - $5.4 million) in salaries and consulting fees, $2.9 million (Q1 2021 - $1.5 million) in office and administration expenses, $1.6 million (Q1 2021 - $0.5 million) in incentive payments, $0.5 million (Q1 2021 - $0.4 million) in accounting and legal costs, and $1.0 million (Q1 2021 - $0.7 million) in other costs. The increase in general and administrative expenses was attributed to an increase in administrative activities to support overall growth in operations and a strengthening of the BRL.

4.    Finance expense for Q1 2022 was $5.5 million (Q1 2021 - $3.8 million) and is primarily comprised of interest on loans and borrowings of $5.1 million (Q1 2021 - $1.7 million), accretion of deferred revenue of $0.9 million (Q1 2021 - $nil), accretion of the asset retirement obligations of $0.5 million (Q1 2021 - $0.2 million), commitment fees of $0.5 million (Q1 2021 - $0.1 million), and other finance expense of $0.4 million (Q1 2021 - $1.7 million), net of $1.1 million (Q1 2021 - $nil) in interest capitalized to projects in progress and $0.9 million gain (Q1 2021 - $0.0 million gain) on interest rate swap derivatives. The overall increase in finance expense in Q1 2022 as compared to Q1 2021 is primarily attributable to overall higher debt levels with the issuance of Senior Notes in February 2022.

5.    Foreign exchange gain for Q1 2022 was $18.7 million (Q1 2021 - $28.6 million loss). This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $24.7 million (Q1 2021 - $17.0 million loss), foreign exchange gain on USD denominated debt of $11.3 million (Q1 2021 - $7.8 million loss) in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $4.6 million (Q1 2021 - $5.7 million loss) and other foreign exchange losses of $12.7 million (Q1 2021 - $1.9 million gains). The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q1 2022 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

6.    In Q1 2022, the Company recognized $8.6 million in income tax expense (Q1 2021 - $7.8 million expense), primarily as a result of an increase in income before income taxes.

7.    The foreign currency translation gain is a result of a strengthening of the BRL against the USD during Q1 2022, which strengthened from approximately 5.65 BRL per US dollar at the beginning of the year to approximately 4.75 BRL per US dollar by the end of the first quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

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SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

	Mar. 31,(1)	Dec. 31,(2)	Sep. 30,(3)	Jun. 30,(4)	Mar. 31,	Dec. 31,(5)	Sep. 30,	Jun. 30,(6)
Selected Financial Information	2022	2021	2021	2021	2021	2020	2020	2020
Revenue	$108.9	$134.9	$111.8	$120.7	$122.5	$91.2	$94.3	$70.8
Cost of sales	$(47.9)	$(50.5)	$(43.8)	$(37.0)	$(39.7)	$(34.7)	$(33.3)	$(31.2)
Gross profit	$61.0	$84.4	$68.0	$83.7	$82.8	$58.3	$59.6	$39.5
Net income for period	$52.5	$60.2	$26.4	$84.0	$32.1	$66.3	$31.4	$7.7
Income per share attributable to the owners of the Company
- Basic	$0.58	$0.67	$0.29	$0.95	$0.36	$0.75	$0.36	$0.09
- Diluted	$0.57	$0.65	$0.28	$0.89	$0.34	$0.71	$0.34	$0.08
Weighted average number of common shares outstanding
- Basic	90,238,008	89,637,768	88,449,567	88,251,995	88,064,312	87,321,832	86,448,318	85,933,443
- Diluted	92,050,104	91,727,452	93,255,615	93,314,274	92,902,306	92,642,103	91,961,897	91,428,969

Notes:

1.During Q1 2022, the Company recognized net income of $52.5 million compared to $60.2 million in the preceding quarter. The decrease was primarily attributable to a $23.4 million decrease in gross profit as a result of reduced copper and gold sales volume, and overall inflationary pressure on cost of sales. Production and throughput for the quarter was adversely impacted by employee absenteeism due to COVID-19 and the seasonal influenza virus. The decrease in gross profit was partially offset by foreign exchange gains driven by the strengthening of the BRL against the USD in the quarter, which resulted in $18.7 million of foreign exchange gains compared to $4.4 million of foreign exchange losses in the preceding quarter.

2.During Q4 2021, the Company recognized net income of $60.2 million compared to $26.4 million in the preceding quarter. The increase was primarily attributable to a $16.4 million increase in gross profit as a result of increased copper sales volume, as well as a $15.2 million decrease in foreign exchange losses as the BRL depreciation against the USD was relatively less than the preceding quarter.

3.During Q3 2021, the Company recognized net income of $26.4 million compared to $84.0 million in the preceding quarter, a decrease of $58.7 million primarily due to volatility in foreign exchange gains or losses driven by the weakening of the BRL against the USD in the quarter, resulting in $19.6 million of foreign exchange losses compared to foreign exchange gains of $30.7 million in the preceding quarter.

4.During Q2 2021, the Company recognized $30.7 million in foreign exchange gains. This amount is primarily comprised of foreign exchange gain on unrealized derivative contracts of $29.9 million, foreign exchange gain on USD denominated debt of $10.0 million in MCSA for which the functional currency is the BRL, partially offset by realized foreign exchange loss on derivative contracts of $6.0 million, and other foreign exchange losses of $3.2 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q2 2021 as compared to the prior quarter. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

5.During Q4 2020, the Company recognized $27.1 million in foreign exchange gains. The foreign exchange gains were primarily comprised of foreign exchange gain on unrealized derivative contracts of $27.7 million and a foreign exchange gain on USD denominated debt of $7.7 million in MCSA for which the functional currency is the BRL, partially offset by a realized foreign exchange loss on derivative contracts of $7.8 million and other foreign losses of $0.4 million. The foreign exchange gains were primarily a result of a strengthening of BRL against USD in Q4 2020. The foreign exchange gains on unrealized derivative contracts are a result of mark-to-market calculations at period end and may not represent the amount that will ultimately be realized, which will depend on future changes to the USD/BRL foreign exchange rates.

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During the quarter ended December 31, 2020, the Company recognized a recovery of $8.9 million in net income related to value added taxes. The recovery was recognized as a result of a study conducted to revisit certain tax positions which concluded that it is probable that additional tax credits are available to be used to offset a variety of taxes.

6.During Q2 2020, the Company had an overall net income of $7.7 million, despite $16.3 million in foreign exchange losses. The foreign exchange losses were comprised of a foreign exchange loss on unrealized derivative contracts of $8.5 million, a foreign exchange loss on realized derivative contracts of $4.4 million, and a foreign exchange loss on USD denominated debt of $3.0 million in MCSA for which the functional currency is the BRL. As with the preceding quarter, the foreign exchange losses were unusually high this quarter due to volatility in the foreign exchange rates between the USD and BRL resulting from the worldwide instability in currency rates as a result of the COVID-19 pandemic.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2022, the Company held cash and cash equivalents of $365.5 million which were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have increased by $235.3 million since December 31, 2021. The Company’s cash flows from operating, investing, and financing activities during 2022 are summarized as follows:

•Cash from financing activities of $342.1 million including:
◦$392.0 million of net proceeds from the issuance of $400.0 million in senior unsecured notes;
◦$4.1 million of proceeds from equipment financings;
net of:
◦$51.2 million of repayment in Senior Credit Facility.

•Cash from operating activities of $44.0 million, primarily consists of:
◦$78.1 million of EBITDA (see Non-IFRS Measures);
◦$3.2 million of additional advances from the NX Gold Precious Metal Purchase Agreement;
net of:
◦$24.7 million of unrealized gain on foreign exchange hedges;
◦$4.6 million of derivative contract settlements; and
◦$2.6 million of income taxes paid.

Partially offset by:

•Cash used in investing activities of $155.2 million, including:
◦$100.2 million in short-term investments;
◦$45.6 million of additions to mineral property, plant and equipment; and
◦$9.5 million of additions to exploration and evaluation assets.

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes. The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The senior notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

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As at March 31, 2022, the Company had working capital of $443.7 million and available liquidity of $540.5 million.

Capital Resources

The Company’s primary sources of capital are comprised of cash from operations, cash and cash equivalents on hand and short-term investments. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration cash flow from existing operations, management believes that the Company has sufficient working capital and financial resources to maintain its planned operations and activities for the foreseeable future.

At March 31, 2022, the Company had available liquidity of $540.5 million, including $365.5 million in cash and cash equivalents, $100.0 million in short-term investments and $75.0 million of undrawn availability under its senior secured revolving credit facility ("Senior Credit Facility").

The Senior Credit Facility with a syndicate of Canadian financial institutions has a maturity date of March 31, 2025 and include an accordion feature to increase limit to $100.0 million. The Senior Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility are on a sliding scale between 0.56% to 1.06%.

The Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold S.A., to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with Royal Gold whereby the Company is obligated to sell a portion of its gold production from the NX gold mine at contract prices.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

COVID-19 Pandemic risk

COVID-19 continues to have a significant impact on the volatility of commodity prices and USD/BRL exchange rates, and governmental actions to contain COVID-19 and mutations thereto may impact our ability to transport or market our concentrate or cause disruptions in our supply chains or interruption of production. A material spread of COVID-19 and mutations thereto in jurisdictions where we operate could impact our ability to staff operations. A reduction in production or other COVID-19 related impacts, including but not limited to, low copper prices could cause a significant reduction in profitability of ongoing operations.

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New waves of COVID-19 and mutations thereto could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take or continue to take preventative measures such as imposing entry restrictions at or the closure of points of entry, including ports and borders.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
Cash and cash equivalents	$365,465	$130,129
Short-term investments	100,018	—
Accounts receivable	25,923	30,704
Deposits and other non-current assets	4,529	1,295
	$495,935	$162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating. The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. The Company currently has five significant customers, all of which have no history of credit default with the Company. The Company has not incurred credit losses during the three months ended March 31, 2022 and 2021 nor recognized a provision for credit losses.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks related to the US dollars and Euros. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at 2022 relates to $11.0 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2022 on $59.1 million due to an intercompany loan balance (December 31, 2021 - $63.8 million) which has contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $6.8 million and $13.6 million, respectively (March 31, 2021 – $6.2 million and $16.9 million). Strengthening (weakening) in the Brazilian Real against the Euro at March 31, 2022 by 10% and 20% would have increased (decreased) pre-tax net income by $0.2 million and $0.4 million, respectively (March 31, 2021 – $0.1 million and $0.3 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At March 31, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $133.8 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 4.30 BRL to US Dollar and an average cap rate of 4.85 BRL to US Dollar. The maturity dates of these contracts are from April 27, 2022 to December 28, 2022 and are financially settled on a net basis. The fair value of these contracts at March 31, 2022 was a liability of $5.2 million, (December 31, 2021 - $28.7 million) which is

Ero Copper Corp. March 31, 2022 MD&A | Page 14

included in Derivatives in the statement of financial position. The fair value of these forward contracts as at March 31, 2022 was determined using an option pricing model with the following assumptions: discount rate of 2.74% - 9.02%, foreign exchange rate of approximately 4.78—5.12, and volatility of 18.32% - 19.22%.

The change in fair value of foreign exchange collar contracts was a gain of $24.7 million for the three months ended March 31, 2022 (a loss of $17.0 million for the three months ended March 31, 2021) and has been recognized in foreign exchange gain (loss). In addition, during the three months ended March 31, 2022, the Company recognized a realized loss of $4.6 million (realized loss of $5.7 million for the three months ended March 31, 2021) related to the settlement of foreign currency forward collar contracts.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $3.9 million. Based on the Company’s net exposure at March 31, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. At March 31, 2022, the Company has provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at March 31, 2022, a 10% change in the price of copper would have an impact of $1.2 million on pre-tax net income.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2022, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of May 9, 2022, the Company had 90,493,046 common shares issued and outstanding.

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ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s significant accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2021. Certain of these policies, such as deferred revenue, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, mine reclamation and closure costs, decommissioning liabilities provisions and income taxes involve critical accounting estimates because they require management of the Company to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Actual results may differ from these estimates.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

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Capital Expenditures

The following table presents capital expenditures at the Company’s operations.

2022 - Q1
MCSA Mining Complex
Growth	$14,457
Sustaining	19,537
Exploration	6,157
Total, MCSA Mining Complex	$40,151

Boa Esperança Project
Growth	5,457
Exploration	1,574
Total, Boa Esperança Project	$7,031

NX Gold Mine
Growth	813
Sustaining	2,272
Exploration	3,037
Total, NX Gold Mine	$6,122

Corporate and Other
Exploration	2,750
Total, Corporate and Other	$2,750

Consolidated
Growth	20,727
Sustaining	21,809
Exploration	13,518
Total, Consolidated	$56,054

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ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), realized gold price (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs includes total cost of production, transportation, treatment and refining charges, and certain tax credits relating to sales invoiced to the Company's Brazilian customer on sales, net of by-product credits and incentive payments. C1 cash cost of copper produced per pound is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q1	2021 - Q4	2021 - Q1
Cost of production	$29,163	$30,016	$21,802
Add (less):
Transportation costs & other	1,869	1,998	975
Treatment, refining, and other	2,046	2,645	779
By-product credits	(4,812)	(6,250)	(6,200)
Incentive payments	(904)	(3,482)	(813)
Net change in inventory	577	654	(2,668)
Foreign exchange translation and other	386	(293)	(153)
C1 cash costs	$28,325	$25,288	$13,722

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	2022 - Q1	2021 - Q4	2021 - Q1
Costs
Mining	$20,126	$18,560	$11,869
Processing	6,447	6,365	4,010
Indirect	4,518	3,968	3,264
Production costs	31,091	28,893	19,143
By-product credits	(4,812)	(6,250)	(6,200)
Treatment, refining and other	2,046	2,645	779
C1 cash costs	$28,325	$25,288	$13,722

Costs per pound
Payable copper produced (lb, 000)	21,570	26,275	27,863

Mining	$0.93	$0.71	$0.43
Processing	$0.30	$0.24	$0.14
Indirect	$0.21	$0.15	$0.12
By-product credits	$(0.22)	$(0.24)	$(0.22)
Treatment, refining and other	$0.09	$0.10	$0.03
C1 cash costs of copper produced (per lb)	$1.31	$0.96	$0.49

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

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Reconciliation:	2022 - Q1	2021 - Q4	2021 - Q1
Cost of production	$5,392	$4,737	$5,084
Add (less):
Incentive payments	(585)	(150)	(283)
Net change in inventory	727	(16)	(127)
By-product credits	(124)	(128)	(148)
Foreign exchange translation and other	206	533	81
C1 cash costs	$5,616	$4,976	$4,607
Site general and administrative	559	699	307
Accretion of mine closure and rehabilitation provision	112	42	(49)
Sustaining capital expenditure	2,296	736	485
Sustaining leases	822	1,083	462
Royalties and production taxes	204	235	269
AISC	$9,609	$7,771	$6,081

	2022 - Q1	2021 - Q4	2021 - Q1
Costs
Mining	$3,218	$2,403	$2,263
Processing	1,698	1,843	1,680
Indirect	824	858	812
Production costs	5,740	5,104	4,755
By-product credits	(124)	(128)	(148)
C1 cash costs	$5,616	$4,976	$4,607
Site general and administrative	559	699	307
Accretion of mine closure and rehabilitation provision	112	42	(49)
Sustaining capital expenditure	2,296	736	485
Sustaining leases	822	1,083	462
Royalties and production taxes	204	235	269
AISC	$9,609	$7,771	$6,081

Costs per ounce
Payable gold produced (ounces)	8,796	8,544	9,451

Mining	$366	$281	$239
Processing	$193	$216	$178
Indirect	$94	$100	$86
By-product credits	$(15)	$(15)	$(16)
C1 cash costs of gold produced (per ounce)	$638	$582	$487
AISC of gold produced (per ounce)	$1,092	$910	$643

Realized Gold Price (per ounce)

Realized Gold Price (per ounce) is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring Realized Gold Price (per ounce) enables investors to better understand performance based on the realized gold sales in each reporting period. The following table

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provides a calculation of Realized Gold Price (per ounce) and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2022 - Q1	2021 - Q4	2021 - Q1
NX Gold revenue	$15,215	$14,924	$17,781
less: by-product credits	(124)	(128)	(148)
Gold revenue, net	$15,091	$14,796	$17,633
add: royalty taxes	204	174	271
add: smelting and refining charges	92	49	58
add: metal discounts	33	33	40

Gold revenue, gross	$15,420	$15,052	$18,002
- spot (cash)	$11,259	$11,649	$18,002
- stream (cash)	$803	$682	n/a
- stream (amortization of deferred revenue)	$3,358	$2,721	n/a

Total gold ounces sold	8,013	8,437	10,020
- spot	5,863	6,517	10,020
- stream	2,150	1,920	n/a

Realized gold price (per ounce)	$1,924	$1,784	$1,797
- spot	$1,920	$1,787	$1,797
- stream (cash + amort. of deferred revenue)	$1,935	$1,772	n/a
- cash (spot cash + stream cash)	$1,505	$1,462	$1,797

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA under its revolving credit facility for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q1	2021 - Q4	2021 - Q1
Net Income	$52,486	$60,212	$32,057
Adjustments:
Finance expense	5,496	2,296	3,770
Income tax expense	8,606	4,528	7,829
Amortization and depreciation	11,504	13,675	11,511
EBITDA	$78,092	$80,711	$55,167
Foreign exchange (gain) loss	(18,709)	4,419	28,625
Share based compensation	1,990	981	2,346
Incremental COVID-19 costs	1,004	669	556
Adjusted EBITDA	$62,377	$86,780	$86,694

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Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2022 - Q1	2021 - Q4	2021 - Q1
Net income as reported attributable to the owners of the Company	$52,107	$59,804	$31,749
Adjustments:
Share based compensation	1,990	981	2,346
Unrealized foreign exchange (gain) loss on USD denominated balances in MCSA	(1,337)	1,642	7,800
Unrealized foreign exchange (gain) loss on foreign exchange derivative contracts	(24,615)	(3,125)	16,872
Incremental COVID-19 costs	998	664	556
Unrealized gain on interest rate derivative contracts	—	(714)	(415)
Tax effect on the above adjustments	3,808	477	(2,573)
Adjusted net income attributable to owners of the Company	$32,951	$59,729	$56,335

Weighted average number of common shares
Basic	90,238,008	89,637,768	88,064,312
Diluted	92,050,104	91,727,452	92,902,306

Adjusted EPS
Basic	$0.37	$0.67	$0.64
Diluted	$0.36	$0.65	$0.61

Net (Cash) Debt

Net (cash) debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net (cash) debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

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	March 31, 2022	December 31, 2021	March 31, 2021
Current portion of loans and borrowings	$8,740	$4,344	$5,971
Long-term portion of loans and borrowings	402,345	54,906	153,090
Less:
Cash and cash equivalents	(365,465)	(130,129)	(84,574)
Short-term investments	(100,018)	—	—
Net (cash) debt	$(54,398)	$(70,879)	$74,487

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2022	December 31, 2021	March 31, 2021
Current assets	$546,439	$208,686	$150,770
Less: Current liabilities	(102,743)	(122,660)	(87,309)
Working capital	$443,696	$86,026	$63,461

Cash and cash equivalents	365,465	130,129	84,574
Short-term investments	100,018	—	—
Available undrawn revolving credit facilities	75,000	100,000	10,600
Available liquidity	$540,483	$230,129	$95,174

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three months ended March 31, 2022.

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NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG, Dr. Augusto Ferreira Mendonça, RM SME, all of GE21 Consultoria Mineral Ltda. (“GE21”), and Dr. Beck (Alizeibek) Nader, FAIG, of BNA Mining Solutions, and each a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “MCSA Mining Complex Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo de Moraes Soares, MAIG, Bernardo Horta de Cerqueira Viana, MAIG, and Paulo Roberto Bergmann, FAusIMM, each of GE21 and a “qualified person” and “independent” of the Company within the meanings of NI 43-101 (the “NX Gold Technical Report”).

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL Ingeniería y Construcción SpA and Ricardo Emerson Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), of HCM Consultoria Geologica Eireli
(the “Boa Esperança Technical Report”).

Reference should be made to the full text of the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A was reviewed and approved by Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission), of HCM Consultoria Geologica Eireli. Mr. Emerson is a “qualified person” within the meanings of NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's guidance and/or outlook on future production, costs and capital expenditures; development plans, costs, timelines, ability to finance and/or approvals for, as well as benefits, production and/or performance expected by, growth projects including development of the Deepening Extension Zone, construction of the new external shaft, and expansion of mill processing capacity, and construction of the Boa Esperança mine; the

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Company’s expectations, strategies, and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including, but not limited to, the Company’s planned exploration, development and production activities; the expected impact of Project Honeypot on future mine plans and production; and the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans, the Company’s mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; estimated completion dates for certain milestones; the impacts of COVID-19 on the Company’s business and operations; the timing, receipt and maintenance of necessary approvals, licenses and permits from applicable governments, regulators or third parties; expectations regarding consumption, demand and future price of copper, gold and other metals; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involves statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property being as described in the MCSA Mining Complex Technical Report, the NX Gold Technical Report and the Boa Esperança Technical Report, respectively; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets;

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availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this MD&A have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedar.com and www.sec.gov.

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